Exhibit 99.1

Financial News

CIBC Increases Dividends

Toronto, ON – August 24, 2017 – CIBC (TSX: CM; NYSE: CM) announced today that its Board of Directors declared a dividend of $1.30 per share on common shares for the quarter ending October 31, 2017, an increase of three cents from the previous quarter. This dividend is payable on October 27, 2017 to shareholders of record at the close of business on September 28, 2017.

Class A Preferred Shares

The Board of Directors also declared the following dividends per share:

For the period ending October 31, 2017 payable on October 27, 2017 to shareholders of record at the close of business on September 28, 2017:

Series 39 - $0.243750

Series 41 - $0.234375

Series 43 - $0.225000

Series 45 - $0.455070

About CIBC

CIBC is a leading Canadian-based global financial institution with 11 million personal banking, business, public sector and institutional clients. Across Personal and Small Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at www.cibc.com/ca/media-centre/.

For further information:

Investor Relations:
Alice Dunning	416-861-8870	alice.dunning@cibc.com
Jason Patchett	416-980-8691	jason.patchett@cibc.com

Investor & Financial Communications
Erica Belling	416-594-7251	erica.belling@cibc.com